                                                                    EXHIBIT 99.2
                          [GENUINE PARTS COMPANY LOGO]

FOR IMMEDIATE RELEASE

Contact:  Jerry W. Nix, Senior Vice President - Finance
          George W. Kalafut, Executive Vice President - Finance & Administration
          (770) 953-1700


                              GENUINE PARTS COMPANY
                ANNOUNCES ACQUISITION OF JOHNSON INDUSTRIES, INC.


Atlanta, Georgia, October 29, 1998 - Genuine Parts Company (NYSE: GPC). Larry Prince, Chairman of the Board of Directors of Genuine Parts Company, announced today that an agreement in principle has been reached to acquire Johnson Industries, Inc. ("Johnson"), an independent distributor of ACDelco, Motorcraft, and other automotive supplies. Genuine Parts Company will acquire Johnson in exchange for a combination of cash and Genuine Parts Company common stock. This acquisition is expected to be completed by December 31, 1998.

Johnson Industries, founded in 1924, is an Atlanta, Georgia based company with distribution facilities in Atlanta, Harrisburg, Pennsylvania, and Dallas, Texas, as well as small operations in Santiago, Chile and Monterrey, Mexico. Johnson stocks 50,000 SKU's and sells primarily to large fleets and new car dealers. Johnson is an industry leader with annual sales volume of approximately $120 million.

Mr. Prince stated, "We are pleased to welcome Johnson Industries to the GPC family. They are an extremely service oriented company and much of their growth has been fueled by their responsiveness to the customer, which, of course, fits our GPC philosophy of service."

Buddy Johnson, Chairman of Johnson Industries, commented, "We are excited to be joining with Genuine Parts Company. This gives Johnson Industries a strategic partner and the combination will enable us to achieve our aggressive growth objectives."

Genuine Parts Company, headquartered in Atlanta, Georgia, is engaged in the distribution of automotive replacement parts from 62 NAPA Distribution Centers serving approximately 5,600 NAPA Auto Parts Stores nationwide, in Canada through its joint venture, NAPA/UAP, and in Mexico through its joint venture, Grupo Auto Todo. The company also distributes industrial replacement parts in the U.S. and Canada through its Motion Industries subsidiary and office supply products nationwide through its office products subsidiary, S. P. Richards Company. EIS, Inc. distributes electrical and electronic components from 56 stocking facilities located throughout the United States.

                                      # # #